SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE SIXTY-THIRD ANNUAL GENERAL MEETING HELD ON APRIL 27, 2023

1. DATE, TIME AND PLACE: Held on April 27, 2023, at 2 pm, Brasília time, in exclusively digital form through the Zoom platform ("Digital Platform"), pursuant to article 124, paragraph 2-A, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and articles 5, paragraph2, item I, and 28, paragraphs 2 and 3, all of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022 ("CVM Resolution 81"). In addition, in accordance with Article 5, §3, of CVM Resolution 81, this meeting will be considered as held at the headquarters of Companhia Elétricas Brasileiras S.A. – Eletrobras ("Company"), located in the city of Rio de Janeiro, in the State of Rio de Janeiro, at Rua da Quitanda, nº 196, Loja A, Centro, CEP 20.091-005.

2. CALL: The call notice was published, pursuant to article 124 of the Brazilian Corporation Law, in the Valor Econômico newspaper, on March 28, 29 and 30, 2023, as indicated below.

3. PUBLICATIONS AND DISCLOSURES: In compliance with article 133 of the Brazilian Corporation Law, a call notice and management proposal was published in the newspaper "Valor Econômico", in the editions of March 28, 29 and 30, 2023 (pages A4, B17 and B7, respectively). The documents related to the fiscal year ended December 31, 2022, namely, the Company's Financial Statements, the Management Report, the opinion of the independent auditors and the opinion of the Company's Fiscal Council were published in the newspaper "Valor Econômico", in the edition of April 12, 2023 (pages E3 to E6). In addition, all documents related to the matters resolved, as provided for in CVM Resolution 81, were made available to shareholders at the Company's headquarters and on the world wide web on the Company's websites (http://ri.eletrobras.com), CVM (http://cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://b3.com.br).

4. ATTENDANCE: Shareholders who participated through the digital platform and those who presented, in accordance with the legislation in force, valid Remote Voting Form ("BVD"), which represent 75.47% (seventy-five point forty-seven per

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cent) of the Company's voting shares, considering in this calculation the voting limitations provided for in the Company's Articles of Incorporation, as follows:
(i) by the registration of the "Shareholders' Attendance Book"; **(ii)** by the attendance record provided by the digital platform made available by the Company, pursuant to CVM Resolution 81; and **(iii)** by the remote voting map prepared based on the valid BVDs received through the custody agent, the bookkeeping agent of the shares issued by the Company and directly by the Company, pursuant to CVM Resolution 81, with, therefore, a quorum for the installation of this Meeting pursuant to article 125 of the Brazilian Corporation Law.

For the purposes of article 134, paragraph 1, of the Brazilian Corporation Law, Ms. Camila Gualda Sampaio Araújo, Executive Vice President of Governance, Risks and Compliance; and representatives of PriceWaterhouseCoopers (PWC), independent audit of the Company, Messrs. Guilherme N. Valle and Bruno Monteiro. Pursuant to article 164, also of the Brazilian Corporation Law, Mr. Carlos Eduardo Teixeira Taveiros and Ms. Ingrid Palma Araújo, members of the Fiscal Council. Additionally, for analysis of the documentation sent by the shareholders, clarifications and support to the Board, Mr. Jerônimo Antunes, Coordinator of the Audit and Risk Committee, Mr. José Eduardo Guimarães Barros, Legal Director, and also the teams of the Legal Office, the Governance Office, the Investor Relations Office of Eletrobras, members of the Statutory Audit and Risks Committee and the People Committee, as well as representatives of the Tauil & Chequer Advogados Law Firm associated with Mayer Brown LLP.

5. BOARD: Assumed the chairmanship of the work, pursuant to article 18, paragraph 7, of the Articles of Incorporation, the member of the Board of Directors of Eletrobras, Mr. DANIEL ALVES FERREIRA, replacing the Chairman of the Board of Directors, Mr. IVAN DE SOUZA MONTEIRO, according to Resolution of the Board of Directors of Eletrobras No. 38, of March 31, 2023, and Mr. BRUNO RIEGER SALZANO.

6. AGENDA: (A) take the management accounts, examine, discuss and vote on the Management Report and the Company's Full Annual Financial Statements, for the fiscal year ended December 31, 2022;
(B) resolve on the proposal of the Company's management to allocate the result for the fiscal year ended December 31, 2022 and the distribution of dividends; and (C) set the annual global compensation of the managers, members of the advisory committees to the Board of Directors and members of the Fiscal Council (if installed) for the period from April 2023 to March 2024.

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7. READING OF DOCUMENTS: The reading of the synthetic voting map consolidating the votes cast through BVDs was unanimously waived, as it was already known to those present, which remained at the disposal of the shareholders, pursuant to paragraph 4 of article 48 of CVM Resolution 81, as well as the documents related to the matters to be resolved at this Meeting. Then, the Secretary of the Board asked if any of the shareholders present virtually at the Meeting had submitted a vote through BVD and if they wished to express their vote in person at this Meeting, for the purposes of disregarding remote voting, pursuant to article 48, paragraph 5, of CVM Resolution 81, to which there was no manifestation of the shareholders.

8. RESOLUTIONS: After verifying the quorum for the installation of the meeting, the drawing up of these minutes in the form of a summary and their publication was authorized with the omission of the signatures of the shareholders, as provided for in article 130, §§ 1 and 2, of the Brazilian Corporation Law. Subsequently, after examining and discussing the matters indicated on the agenda, the shareholders resolved as follows:

8.1. by majority, according to the consolidated voting map contained in Annex I to these minutes, approve the management accounts, the Management Report and the Company's Full Annual Financial Statements, for the fiscal year ended December 31, 2022.

8.2. by majority, according to the consolidated voting map contained in Annex I to these minutes, approve the proposal of the Company's management for the allocation of the result for the fiscal year ended December 31, 2022, in the amount of R$3,635 million, to which the following allocation was approved:

(A) R$182 million will be allocated to the Legal Reserve, pursuant to article 193 of the Brazilian Corporation Law, an amount corresponding to 5% of the net income for the year;

(B) R$863 million will be distributed to the Company's shareholders as mandatory dividends, including the portion to be attributed to the holders of class "A", class "B" and special class (*golden share*) preferred shares, pursuant to article 50, paragraph1, of the Articles of Incorporation, corresponding to 25% of the adjusted net income for the fiscal year. Such dividends will be paid to the Company's shareholders within 60 days from the present date, as provided for in §3 of article 205 of the Brazilian Corporation Law, also observing the provisions of §§1 to 5 of article 11 of the Company's Articles of Incorporation. The shares issued by the Company will be traded without the right to the dividends declared herein (*ex-dividends)* as of April 28, 2023, inclusive; and

(C) R$2,590 million, corresponding to 71.25% of the net income for the year, will be allocated to the Statutory Investment Reserve, as provided for in article 50, item II, of the Company's Articles of Incorporation.

In addition to the above, regarding the proposal to retain profits for capital budget purposes, as authorized by article 196 of the Brazilian Corporation Law ("Capital Budget"), the management proposal to retain the accumulated profit of R$248 million to the Capital Budget reserve account was also approved.

8.3. by majority, according to the consolidated voting map contained in Annex I to these minutes, approve the annual global compensation of the management, members of the advisory committees to the Board of Directors and members of the Fiscal Council for the period from April 1, 2023 to March 31, 2024, in the amount of R$106,516,417.95.

8.4. The receipt of a request for the installation of the Fiscal Council was recorded, which was submitted by shareholders who make up the quorum required for such request, pursuant to article 161, paragraph 2, of the Brazilian Corporation Law, as regulated by article 4 of CVM Resolution No. 70, of March 22, 2022. It is noted that the Board granted to the shareholders present the opportunity to make nominations of candidates for effective and alternate members of the Fiscal Council, in addition to the nominations made previously, without new nominations having been made.

The composition of the Fiscal Council was unanimously approved by 5 (five) effective members and by an equal number of alternate members, pursuant to article 43 of the Company's Articles of Incorporation, with a mandate until the Annual General Meeting of the Company to approve the management accounts and financial statements for the fiscal year to be ended on December 31, 2023.

It is recorded that the adoption of a separate voting mechanism was requested for the election of 1 (one) effective member and his/her respective alternate by shareholders holding preferred shares.

During the said election of a member of the Fiscal Council separately, the Board requested a face-to-face and active manifestation of the representatives and preferred shareholders regarding said election, which resulted in the election of the following member, by a majority of the shareholders who participated in the separate vote, according to the consolidated voting map contained in Annex I to these minutes:

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- Mr. **GISOMAR FRANCISCO DE BITTENCOURT MARINHO**, Brazilian, married, economist, bearer of identity card No. 056.245.30-1, issued by IPF/RJ, enrolled with CPF/MF under No. 804.095.557-20, resident and domiciled in Rio de Janeiro, RJ, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005, for the position of member of the Company's Fiscal Council. As his alternate, Mr. **PAULO ROBERTO FRANCESCHI**, Brazilian, married, accountant, bearer of identity card No. 669.976-6, issued by SSP/PR, enrolled with CPF/MF under No. 171.891.289-72, resident and domiciled in Curitiba, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005.

Subsequent to the separate election, it was followed by the majority vote for the election of the remaining 4 (four) effective members and respective alternates of the Fiscal Council.

During the said general election of a member of the Fiscal Council, the Board requested a face-to-face and active statement from the representatives and ordinary shareholders regarding said election, which resulted in the election of the following member, by a majority of said shareholders, according to the consolidated voting map contained in Annex I to these minutes:

- Mr. **JOSÉ RAIMUNDO DOS SANTOS**, Brazilian, widower, accountant and lawyer, bearer of identity card No. 81203925-3, issued by Detran/RJ, enrolled with CPF/MF under No. 268.891.377-87, resident and domiciled in Rio de Janeiro, RJ, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005, for the position of member of the Company's Fiscal Council. As his alternate, Mr. **PAULO ROBERTO BELLENTANI BRANDÃO**, Brazilian, married, lawyer, bearer of identity card No. 273180, issued by OAB/SP, enrolled with CPF/MF under No. 308.840.788-09, resident and domiciled in São Paulo, SP, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005.
- Mr. **CARLOS EDUARDO TEIXEIRA TAVEIROS**, Brazilian, married, electrical engineer and lawyer, bearer of identity card No. 8500874-6, issued by SSP/SP, enrolled with CPF/MF under No. 063.410.028-90, resident and domiciled in São Paulo, SP, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005, for the position of member of the Company's Fiscal Council. As his alternate, Ms. **ROCHANA GROSSI FREIRE**, Brazilian, married under partial

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community property regime, economist, bearer of identity card No. 3458690, issued by SSP/DF, enrolled with CPF/MF under No. 946.505.600-63, resident and domiciled in Brasília, DF, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005.

- Mr. **MARCOS BARBOSA PINTO**, Brazilian, married, lawyer, bearer of identity card No. 788.680, issued by SSP/MS, enrolled with CPF/MF under No. 267.285.528-55, resident and domiciled in Rio de Janeiro, RJ, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005, for the position of member of the Company's Fiscal Council. As his alternate, Mr. **RAFAEL REZENDE BRIGOLINI**, Brazilian, married, accountant, bearer of identity card No. 3155713, issued by SSP/DF, enrolled with CPF/MF under No. 055.693.306-07, resident and domiciled in Brasília, DF, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005.
- Mr. **MARCELO SOUZA MONTEIRO**, Brazilian, divorced, economist, bearer of identity card No. 59664912, issued by IFP/RJ, enrolled with CPF/MF under No. 803.398.757-04, resident and domiciled in São Paulo, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005, for the position of member of the Company's Fiscal Council. As his alternate, Mr. **RICARDO BERTUCCI**, Brazilian, married, accountant, bearer of identity card No. 424096, issued by SESP/RO, enrolled with CPF/MF under No. 003.673.579-50, resident and domiciled in Curitiba, PR, with business address at Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, RJ, CEP 20091-005.

It is also noted that the People Committee analyzed, from the perspective of the legal requirements for investiture, and favorably opined the eligibility of all candidates to the Fiscal Council elected herein.

9. RECORDS:

9.1. Consign the manifestation of vote contrary to item 3 of the Agenda, presented by the representative of the Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

9.2. Consign the written voting manifestations presented by the representatives of the shareholders União Federal e Associação de Empregados da Eletrobras - AEEL, which are attached to these Minutes as Annex II.

9.3. Consign the statement presented by the representative of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which is attached to these Minutes as Annex III.

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10. CLOSING: There being no further business to discuss, the General Meeting was declared closed, from which these minutes were drawn up, in the form of a summary and disclosed with the omission of signatures, subject to the provisions of Article 130, paragraph 1, of the Brazilian Corporation Law, which was made available to all shareholders who requested their copy by email and was signed by the members of the Board, and the shareholders who participated in this General Meeting through the electronic system made available by the Company were registered by the members of the Board and are considered signatories of said minutes, pursuant to Article 47, paragraph1, of CVM Resolution 81.

We certify that this is a true copy of the original minutes drawn up in the Company's own book.

Rio de Janeiro, April 27, 2023.

DocuSigned by: 4DF7B9844 DE4D4 — DANIEL ALVES FERREIRA
President

DocuSigned by: 954FFE135AB245A — BRUNO RIEGER SALZANO
Secretary

DANIELA YOKO NICE

Representing:

BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Alocacao FIA; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB Afam Capital II FI Multi Crédito Privado Longo Prazo; BB Anchieta Multimercado Fundo de Investimento em Cotas de F; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB Cap Ações Fundo de Investimento; BB Cap Ibovespa Indexado FIA; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Jaqg Fundo de Investiomento MM Crédito Privado LP; BB Mar Azul Ações Fundo de Investimento; BB Montanha Magica FI Multimercado Crédito Privado LP; BB Ondina II Ações FI - BDR Nível I; BB Previdência Ações IBrX Fundo de Investimento; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Asg Brasil FIA; BB Top Ações Dividendos FIA; BB Top Ações Dual Strategy FI; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações Infraestrutura FIA; BB Top Ações Smart Grafico Fundo de Investimento em Ações; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Ações Dividendos FI; and Brasilprev Top Asg Brasil FIA

THIAGO TADEU SILVA DA COSTA

Representing the Banco Nacional de Desenvolvimento Econômico e Social - BNDES; and BNDES Participações S/A - Bndespar

LUÍS GUSTAVO FRANTZ and MICHELLE CERQUEIRA NUNEZ
Representing Caixa de Previdência dos Funcionários do Banco do Brasil

LUIZ FREDERICO DE BESSA FLEURY
Representing the Federal Government/Ministry of Finance

BRUNA DE JESUS DIAS
Representing Citibank N.A.

ELISA DE OLIVEIRA ALVES
Representing the Associação de Empregados da Eletrobras e a Associação dos Empregados de Furnas

MICHELE DA SILVA GONSALES
Office Alves, Ferreira & Mesquita Sociedade de Advogados – ALFM 1, representing: Amundi Funds; Amundi Index Solutions; Best Investment Corporation; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; FP Carmignac Emerging Markets; FP Carmignac Emerging Patrimoine; IT Now Ibovespa Fundo de Índice; IT Now Idiv Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Artax Long Bias Multimercado FI; Itaú Artax Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Eletrobras Ações Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Fundo Mútuo de Privatização - FGTS Eletrobras; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Inflacao Multiestrategia Multimercado FI; Itaú Inflation Equity Opportunities Ações Fundo de Investime; Itaú Inflation Equity Opportunities Mult. FI; Itaú Inflation Strategy Multimercado Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinamico Ultra Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Long Bias FIA; Quantamental Hedge Master FIM; Witan Investment Trust Plc - Gqg; and World Equities.

MICHELE DA SILVA GONSALES
Escritório Alves, Ferreira & Mesquita Sociedade de Advogados – ALFM 2, representing: Banclass Fundo de Investimento em Ações; Fundo de Investimento de Ações Dinamica Energia; and Geracao Futuro L.Par Fundo de Investimento em Ações.

ANDRE LUIS RODRIGUES
Shareholder

EDSON BITAR MIRANDA PRAZERES
Shareholder

FILIPE POLLIS DE CARVALHO
Shareholder

MATHEUS FERNANDES AMORIM
Navi Capital, representing:
Itaú Navi Long Short Previdência FIM; Navi A Previdência Fundo de Investimento em Ações Master; Navi B Previdência Fife Master Fundo de Investimento em Acoe; Navi Compass Master Fundo de Investimento em Ações; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento Multimercado; Navi Long Biased Master II Fundo de Investimento Multimercad; Navi Long Short Master Fundo de Investimento Multimercado; Navi Long Short Previdência Fife FIM CP; and Navi Long Short XP Seguros Previdência FIM.

REMOTE VOTING BALLOTS
XP Investor Ibovespa Ativo Master FIA; Agora Esmeralda Fundo de Investimento Multimercado; B-index Morningstar Brasil Pesos Iguais Fundo de Índice; B-index Morningstar Setores Defensivos Brasil Fundo de Indic; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Smart Allocation; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Crédito Privado Invest no Exterior CH; Bradesco FIM Fundacao Amazonas Sustentavel - Fas; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco Global FIA IE; Bradesco H FI em Ações Dividendos; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco MB Fpm EY FC de FI Multimercado Crédito Privado IE; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Vida e Previdência S/A; Bradeseg Participações S/A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Institucional; Canadian Eagle Portfolio LLC. (rv); Citiprevi Titanium FI em Ações; Clube de Inv dos Emp Cia Siderurgica Tubarao; Clube de Investimento Omni II; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA; Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Institucional BR Fundo de Investimento em Aes; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; Cypress FIA; ETF Bradesco Ibovespa Fundo de Índice; Fcopel Fundo de Investimento em Ações I; FI em Ações Aruba; FIA Guaxe Master; FIA Paraty; FIA Pipa; FIM Santa Cristina IE Crédito Privado; FP XP Total Return Fundo de

Investimento em Ações; FP Neo Total Return Fundo de Investimento em Ações; Fundo de Investimento de Ações Sequoia; Fundo de Investimento em Ações Ibovespa 157; Fundo de Investimento em Ações Master Previdência Esg; Fundo de Investimento em Ações Rva Emb III; Fundo de Investimento Jabura Ações; Gerdau Previdência Fundo de Investimento em Ações 04; Iaja Sam Ações Fundo de Investimento; JGP B Previdência Fife Master Fundo de Investimento em Ações; JGP Brasilprev Fife Esg 100 Previdencirio Fundo de Investime; JGP Compounders Master FIA IE; JGP Equity Master FIA; JGP Equity Master FIM; JGP Esg Institucional Master Fundo de Investimento em Ações; JGP Esg Master FIA; JGP Esg Previdenciario Master FIA; JGP Esg Previdenciario XP Master FIA; JGP Long Only Institucional FIA; JGP Long Only Master Fundo de Investimento em Ações; JGP Previdenciario Itaú Master Fundo de Investimento em Acoe; Leblon Itaú Prev Fife FIA; Neo Navitas B Master Fundo de Investimento em Ações; Neo Navitas Itaú Prev Master FIA; Neo Navitas Master FIA; Neo Navitas Prev Master XP Seguros FIA; Oceana Indian FIA; Oceana Litoral Fundo de Investimento em Ações; Oceana Long Biased B Previdência Fife FIM; Oceana Prev Master Fife Fundo de Investimento Mult; Oceana Qp8 Fundo de Investimento em Ações; Oceana Selection Prev Master FIA; Oceana Serra da Capivara FIA; Oceana Valor II Master Fundo de Investimento em Ações; Pamplona Fundo de Investimento em Ações; Santander Ethical Ações Sustentabilidade FI; Santander FDO de Inv Prev Selecao Top Ações; Santander FDO de Inv.Institucional Ações; Santander FI Ações Prev; Santander FI Dividendos Top Ações; Santander FI Ibovespa Passivo Ações; Santander FI IBrX Ações; Santander FI Star Long Short Multimercado; Santander FI Valor Ações; Santander Fundo de Investimento em Ações Mirante; Santander Fundo Mútuo de Privatização - FGTS Carteira Livre; Santander Fundo Mútuo de Privatização - FGTS Eletrobras; Santander Prev Ethical Ações Sustentabilidade FI; Santander Prev Multimercado Selecao Long Biased FI; Santander Selecao Long Biased Multimercado FI; Santander Star Long Short Direcional Multimercado FI; Shelf 539 Fic FIM CP IE; Shelf 619 Fic FIM CP IE; Shelf 824 Fic FIM CP IE; Silvio Tini de Araujo; Spx Apache Master FIA; Spx Falcon Institucional Master FI Multimercado; Spx Falcon Master FIA; Spx Hornet Equity Hedge Master FIM; Spx Lancer Plus Previdenciario FIM; Spx Lancer Previdenciario FIM; Spx Long Bias Previdenciario Master Fundo de Investimento MU; Spx Nimitz Master FIM; Spx Patriot Master FIA; Spx Raptor Master FI Ext MM CP; Tetti Fundo de Investimento em Ações; Tijuca Fundo de Investimento em Ações; Trend ETF Ibovespa Fundo de Índice; Trend Ibovespa FIA; Trend Ibovespa Master Prev Fundo de Investimento em Ações; XP Dividendos Fundo de Investimento de Ações; XP Familia Previdência Fundo de Investimento em Ações; XP Flechas FIA; XP Investor 30 Master Fundo de Investimento de Ações; XP Investor Equity Hedge II Master Fundo de Investimento Mul; XP Investor Fundo de Investimento de Ações; XP Investor Long Biased FIM; XP Long Biased Advisory XP Seguros P Master FIM IQ; XP Long Term Equity Seguros Master Fife Fundo de Investiment; e XP Macro Plus Fundo de Investimento Multimercado, 1895 Fonds Fgr; 3G Radar Master FIA; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abs Direct Equity Fund LLC; Abu Dhabi Retirement Pensions and Benefits Fund; Advisors I.C.F III.Ninety.O.e.M.Equity Fund; Aegon Custody BV; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliance Trust Plc; Alliancebernstein L.P; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust-avantis Responsible Eme; American Heart Association, Inc.; Analytic All Country World Low Volatility Equity Fund LP; Andra Ap-fonden; Argucia Endowment Fundo de Inv Multimercado; Argucia Income Fundo de Investimento em Ações; Arizona Psprs Trust; Asset Management Exchange Ucits Ccf; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Aware

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Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; Barclays Multi-manager Fund Public Limited Company; Barra Fundo de Investimento em Ações; Barthe Holdings LLC; Bbh Gqg Partners Emerging Markets Equity Master FU; Bellevue Funds (lux) - Bellevue Emerging Markets T; Bellsouth Corporation Rfa Veba Trust; Bernstein Del Bus Trust,emerg.Mkts Ser.; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio of Blackrock Series Fun; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Acwi EX Usa Diversified Factor Mix Fund; Blk Magi Fund; Bmo Clean Energy Index ETF; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bombardier Trust Canada Global Equities Fund; Bridgewater All Weather Sustainability 11%, LP; Bridgewater All Weather Sustainability, LP; British Columbia Investment Management Corporation; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canadian Pacific Railway Company Pension Plan; Caresuper; Central Provident Fund Board; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Index Fund; Citi Retirement Savings Plan; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clearbridge Rare Infrastructure Income Fund - Unhedged; Clube de Investimento dos Empregados da Vale Investvale; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Commingled Pen TR FD (activebuilders em Mkts Eq) of Jpmcb na; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonfund Strategic Direct Series LLC - CF TT IN; Commonwealth Bank Group Super; Commonwealth Global Share Fund 16; Commonwealth Global Share Fund 30; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F e Equity D IN PL F (ppf); Custody Bank of Japan, Ltd. as TR F e M e IN P M Fund; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Dela Depositary Asset Management B.V.; Desjardins Emerging Markets Fund; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor - Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Dodge Cox Emerging Markets Stock Fund; Duke Power CO Employee Retirement Plan; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; EQ/Emerging Markets Equity Plus Portfolio; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund;

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Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Bick Index Fund; Flexshares Emerging Markets High Dividend Climate; Flexshares Emerging Markets Low Volatility Climate; Flexshares Emerging Markets Quality Low Volatility Index Fun; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; FP Fof Oceana Selection Fundo de Investimento em Cotas de FU; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; FP Studio Total Return Fundo de Investimento em Ações; Franklin Clearbridge Sustainable Global Infrastructure Incom; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Funds - Ftf Clearbridge Global; Franklin Templeton Investment Funds; Future Fund Board of Guardians; Gam Investment Management (switzerland) AG F Z I I-z A e M P; Gard Unit Trust; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman Sachs Bloomberg; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; Guidemark Emerging Markets Fund;
H.e.S.T. Australia Limited; HC Capital Trust the Emerging Markets Portfolio; Hospital Authrority Provident Fund Scheme; Hostplus Pooled Superannuation Trust; Hpe Common Contractual Fund; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equities B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Global Low Volatility Equity Yield Fund; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All-world 3000 U; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Invesco SP Emerging Markets Momentum ETF; Investec Global Strategy Fund; Investeringsforeningen Syd Invest; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Clean Energy ETF; Ishares Global Clean Energy Index ETF; Ishares Global Utilities ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Ivy Emerging Markets Equity Fund; Jana Emerging Markets Share Trust; Jeffrey LLC; Jnl Emerging Markets Index Fund; Jnl/Gqg Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Funds Latin America Equity Fund; Kaiser

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Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik Global Unconstrained Master Fund, LP; Kopernik International Fund; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legg Mason Global Funds Plc; LF Wales PP Emerging Markets Equity Fund; LF Wales PP Global Opportunities Equity Fund; Lgiasuper Trustee; Lgps Central Global Multi Factor Equity Index Fund; Lgt Select Funds - Lgt Select Equity Emerging Markets; Lockheed Martin Corp Defined Contribution Plans Master Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Maliko Investments LLC; Managed Pension Funds Limited; Manuka Investments LLC; Mbb Public Markets I LLC; Mcic Vermont (A Reciprocal Risk Retention Group); Medical Assurance Society New Zealand Limited; Mercer GE International Equity Fund; Mercer Private Wealth International Focused Equity Pool; Metis Equity Trust; Mfs Development Funds, LLC; MG (lux) Investment Funds 1; MG Global e. M. Fund A Sub Fund of MG I. F. (7); MG Investment Funds (7) - MG Emerging Markets MO; Mobius Life Limited; Momentum Global Funds; Motor Trades Association of Australia Superannuation F P L; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multimix Wholesale International Shares Trust; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Teachers Retirement System; Ninety One Australia Funds - Emerging Markets Equity Fund; Ninety One Emerging Markets Equity Fund; Ninety One Funds Series Iv- Emerging M. e. F.; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oaktree (lux.) Funds - Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Holdings,l.P; Oceana 03 Master FIM; Oceana Long Biased Advisory Prev Master Fundo de Investiment; Oceana Long Biased Master FIM; Oceana Long Biased Prev Fundo de Investimento Multimercado; Oceana Long Biased Prev II Fundo de Investimento Multimercad; Oceana Long Biased_master FIA; Oceana Selection e Master Fundo de Investimento em Aes; Oceana Selection Master Fundo de Investimento de Ações; Oceana Valor Advisory Prev Fife FIA; Oceana Valor Master FIA; Oceana Valor Prev II Fife Fundo de Investimento em Ações; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Optimix Wholesale Global Emerging Markets Share Trust; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Pensiondanmark Pensionsforsikringsaktieselskab; Peregrine Global Funds Pcc Limited; Philadelphia Gas Works Pension Plan; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Prime Super; Principal Diversified Select Real Asset Fund; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Public Authority for Social Insurance; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Rare Emerging Markets Fund; Rare Global Infrastructure Value Fund;

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Rare Infrastructure Income Fund; Rare Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raytheon Technologies C. M. R. Trust; Rbc Emerging Markets Dividend Fund; Rbc Emerging Markets Ex-china Dividend Fund; Rbc Emerging Markets Value Equity Fund; Rbc Funds (lux) - Emerging Markets Value Equity Fund; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Quant Emerging Markets Equity Leaders ETF; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reliance Trust Institutional Retirement Trust Series Twelve; Retail Employees S Pty. Limited; Robeco Capital Growth Funds; Russel Emerging Markets Equity Pool; Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Institutional Funds, LLC - Russell Multi-asset Core; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Safra Fundo Mútuo de Privatização - FGTS Eletrobras; Sanford C.Bernstein Fund, Inc.; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder International Selection Fund; Schroder Intl Selection F - Latin American; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Shell Foundation; Shell TR (berm) Ltd as TR O Shell OV Con P F; Southern Cal ED C N F Q C DC MT S ON P VD N G; Sparta Fundo de Investimento em Ações - BDR Nível I; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; Sstl as Depositary of FP Brunel Pension Partnershi; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfspens Zorgverzekeraars; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Studio Icatu 49 Previdenciario FIM; Studio Icatu Previdenciario Fife Fundo de Investimento Multi; Studio Master 70 Prev Fife Fundo de Investimento Multimercad; Studio Master FIA; Studio Master II Fundo de Investimento Ações; Studio Master III FIA; Studio Master IV Fundo de Investimento em Ações; Studio Master V FIM; Studio Master VI Fundo de Investimento em Ações; Sunamerica Series Trust SA Emerging Markets Equity; Suncorp Group Global Equities Trust; Sunsuper Superannuation Fund; Teacher Retirement System of Texas; Telstra Super Pty Ltd T Telstra S Sheme; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the

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Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Jap., Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as Tos Latin Aemf; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mtbj4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Public Instituition for Social Security; the Regents of the University of California; the Shell Contributory Pension Fund; the Tiff Keystone Fund, L.P.; the Westpac Wholesale Unhedged International Share Trust; Thornburg Developing World Fund; Thornburg Global Investment Plc- Thornburg Developing W F; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi-asset Fund; Tj-nonqualified, LLC; Tj-qualified, LLC; Tork Long Only Institucional Master FIA; Tork Long Only Master Fundo de Investimento em Ações; Tork Master FIA; Tork Master Fundo de Investimento em Ações III; Tork Prev Fundo de Investimento em Ações Fife; Total International EX U.S. I Master Port of Master Inv Port; TT em M EQ F (the Fund), A Sub-fund of TT I FD Plc (the Co); TT em Unconstrained Opportunities Fund Limited; TT Emerging Markets Opportunities Fund II Limited; TT Emerging Markets Opportunities Fund Limited; TT Emerging Markets Unc Fund A Sub Fund of TT Int Funds Plc; TT Sustainable em Equity Fund, A Sub Fund of TT IN; Tucurui Fundo de Investimento em Ações; Tyler Finance LLC; Ubs Fnd Mgt (swz) AG ON Bhf of Gotthard Inst Fnd - GL EQ; Utilico Emerging Markets Trust Plc; Vanguard Emerging Markets Select Stock Fund; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investments Funds Icvc-vanguard Global Emerging M F; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Victorian Funds Man C A T F V e M T; Virtus Global Fund Icav; Virtus Partners, Inc.; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Washington State Investment Board; Wells Fargo Factor Enhanced Emerging Markets Portfolio; Wisdomtree Emerging Markets Efficient Core Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xingo FIA; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF.

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CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE SIXTY-THIRD ANNUAL GENERAL MEETING HELD ON APRIL 27, 2023

ANNEX I – SYNTHETIC VOTING MAP

The quantities of votes presented herein comply with the voting limitation rules provided for in articles 6 to 8 of the Company's Articles of Incorporation.

(Remainder of page intentionally left blank)

Final Synthetic Map
Eletrobras - 63rd AGM (100% Digital) of 04/27/2023 Shareholder base of 04/26/2023

Management Report and Complete Annual Financial Statements				
Deliberation	Asset	Approve	Reject	Abstentions
1. Take the management accounts, examine, discuss and vote on the Management Report and the Company's Full Annual Financial Statements, for the fiscal year ended December 31, 2022.	ON	825,356,189	63,210	130,613,315

Allocation of Income for the Year 2022				
Deliberation	Asset	Approve	Reject	Abstentions
2. To resolve on the proposal of the Company's management for the allocation of income for the fiscal year ended December 31, 2022 and the distribution of dividends.	ON	896,105,487	5,822	59,921,405

Global annual compensation				
Deliberation	Asset	Approve	Reject	Abstentions
3. Fix the annual global compensation of the managers, members of the advisory committees to the Board of Directors and members of the Fiscal Council (if installed) for the period from April 2023 to March 2024.	ON	686,717,251	209,364,053	59,951,410

Establishment of the Fiscal Council				
Deliberation	Asset	Approve	Reject	Abstentions and Blanks
4. Do you wish to request the establishment of the fiscal council, pursuant to art. 161 of Law No. 6,404 of 1976?	ON	817,853,658	7,280,478	130,898,578
4. Do you wish to request the establishment of the fiscal council, pursuant to art. 161 of Law No. 6,404 of 1976?	PN	134,717,572	49,681	45,028,312

Election of the fiscal council by candidate				
Deliberation	Asset	Approve	Reject	Abstentions and Blanks
Mr. Olivier Michel Colas (Effective) / Mr. Marcos Tadeu de Siqueira (Alternate)	ON	462,262,085	18,700,197	475,070,432
Mr. José Raimundo dos Santos (Effective) / Mr. Paulo Roberto Bellentani Brandão (Alternate)	ON	657,671,681	383,292	297,977,741
Mr. Carlos Eduardo Teixeira Taveiros (Effective) / Ms. Rochana Grossi Freire (Alternate)	ON	589,612,214	74,767,887	291,652,613
Mr. Francisco O. V. Schmitt (Effective) / Mr. Roberto Lamb (Alternate)	ON	204,183,266	9,355,682	742,493,766
Mr. Marcelo Souza Monteiro (Effective) / Mr. Ricardo Bertucci (Alternate)	ON	542,287,897	1,177,688	412,567,129
Mr. Marcos Barbosa Pinto (Effective) / Mr. Rafael Rezende Brigolini (Alternate)	ON	542,798,734	89,482,260	323,751,720

Election of the Fiscal Council separately - Preferred				
Deliberation	Asset	Approve	Reject	Abstentions
Mr. Gisomar Francisco de Bittencourt Marinho (Effective) / Mr. Paulo Roberto Franceschi (Alternate)	PN	136,699,626	3,985	43,091,954

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE SIXTY-THIRD ANNUAL GENERAL MEETING HELD ON APRIL 27, 2023

ANNEX II

(Remainder of page intentionally left blank)

MINISTRY OF FINANCE
Attorney General's Office of the National Treasury,
Deputy Fiscal Attorney General and Financial General
Coordination of Corporate Affairs of the Federal
Government

ORDER

Process No. 10951.100999/2023-03

Interested party: Centrais Elétricas Brasileiras S.A. - ELETROBRAS

Subject: Annual General Meeting

Order: Based on the Opinions of the Attorney General's Office of the National Treasury - PGFN, and the National Treasury Secretariat – STN, I authorize the representative of the Federal Government, at the Annual General Meeting of Centrais Elétricas Brasileiras S.A. - ELETROBRAS, to vote on April 27, 2023:

I. for the approval of the financial statements and the management report, for the year 2022, with the following observation contained in the STN Opinion:

> "in relation to the lawsuits that led to the registration, in the Consolidated, as "provisions for litigation" and " contingent liabilities ", in addition to the classification of high resources whose risk of loss is classified as "remote", we suggest that the Company adopt measures in order to map the respective processes, in order to ensure the correct accounting and disclosure of provisions and contingent liabilities, also highlighting the occurrence of news published by the media involving the subject, which is considered as a focus area by the independent auditors."

II. for the approval of the Allocation of Income for the year 2022, according to the proposal presented by the Company's management;

III. against the approval of the item setting the remuneration of the management, according to SEI LETTER No. 11361/2023/MF (33569778), of April 26, 2023, of the Executive Secretariat;

IV. for the installation of the Fiscal Council and for the election of **MARCOS BARBOSA PINTO** and **RAFAEL REZENDE BRIGOLINI** respectively for the functions of member and alternate, of the Fiscal Council of Centrais Elétricas Brasileiras – Eletrobras, subject to the approval of their nominations by the Civil House of the Presidency of the Republic and by the Company's Eligibility Committee, pursuant to Law No. 13,303/2016 and Decree 8,945/2016.

Return the case to the Office of the Attorney General's Office of the National Treasury.

Brasília, April 27, 2023.

Document electronically signed

GABRIEL MURICCA GALÍPOLO

Executive Secretary

Document electronically signed by **Gabriel Muricca Galipolo**, **Executive Secretary**, on 04/27/2023, at 11:43 a.m., according to official Brasília time, based on § 3 of art. 4 of Decree No. 10,543, of November 13, 2020.

The authenticity of this document can be checked at https://sei.economia.gov.br/sei/controlador_externo.php?acao=documento_conferir&id_orgao_acesso_externo=0, informing the verification code **33580029** and the CRC code **EA278382**.

Reference: Case No. 10951.100999/2023-03. SEI No. 33580029

Associação dos Empregados da Eletrobrás

VOTE DECLARATION

63rd Annual General Meeting
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Publicly-held company)
CNPJ. no. 00.001.180/0001-26
NIRE: 53300000859

Date: ______________________________
April 27th at 2 p.m.

Location: Through the digital platform, Zoom.

Shareholder: ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL (ASSOCIATION OF EMPLOYEES OF ELETROBRAS).
The Associação dos Empregados da Eletrobras – AEEL, CNPJ No. 28.015.840/0001-47, shareholder of Centrais Elétricas Brasileiras S.A. – Eletrobras, pursuant to paragraph 3 of article 41 of the Company's Articles of Incorporation, presents the following VOTE DECLARATION for the agenda of the 63rd AGM:

Agenda of the 63rd Annual General Meeting	APPROVE	REJECT	ABSTAIN
1. Take the management accounts, examine, discuss and vote on the Management Report and the Company's Full Annual Financial Statements, for the fiscal year ended December 31, 2022;		**Reject**	
2. To resolve on the proposal of the Company's management for the allocation of income for the fiscal year ended December 31, 2022 and the distribution of dividends; and			ABSTAIN
3. Fix the annual global compensation of the managers, members of the advisory committees to the Board of Directors and members of the Fiscal Council (if installed) for the period from April 2023 to March 2024.		**REJECT** rationale	

Associação de Empregados da Eletrobras, AEEL, a minority shareholder of Eletrobras, **rejects the proposals on the agenda of the EGM**

concerned. <u>Rationale:</u>

- **Item 3:**

It is a mockery that, with the Brazilian population living with a high unemployment rate

and paying one of the most expensive electricity rates in the world, the current management of the company has the audacity to again put a proposal raising the compensation of management to a vote. A few years ago, the company's managers

Associação dos Empregados da Eletrobrás

VOTE DECLARATION

repeatedly submitted proposals to increase their own compensation. However, while Eletrobras was a public company, the Federal Government acted in the Meetings by vetoing this immoral maneuver.

Unfortunately, after the privatization of the company, in addition to the various absurdities practiced against the Federal Government in the process, the new statute of the company unlawfully restricts the voting power of the Federal Government, which, despite having a 43% shareholding, has its voting power limited to only 10%. And it is this restriction that makes it possible to approve this and other absurdities in the Meetings. Even still, the company continues to operate through a public concession and therefore this type of abusive behavior by managers is harmful to the company and should not be tolerated.

Therefore, **AEEL expresses its repudiation of this unseemly proposal for a new increase in the compensation of Eletrobras' senior management**, especially at a time when the company breaches clauses of the collective bargaining agreement and still intends to drastically reduce the company's workforce, dispensing about 40% of its workforce in an interval of less than 6 months, putting the country's energy supply at risk.

All this makes it even clearer that the goal of the privatization of Eletrobras is to completely change the company, from its productive structure to the way it distributes its surplus. Erasing the history of that company whose objective was to serve the interests of the population, the security of supply, the expansion of access to electricity, and rate moderation. Eletrobras' goal now is, above all, to profit and distribute dividends. And the new controllers of Eletrobras will not hesitate to pay handsomely to those who show themselves to be aligned and willing to bypass everything, even the commitments to the Brazilian population, to achieve ever higher profits.

Therefore, AEEL reiterates its repudiation of the proposal to fix the compensation of managers placed by the management in this 63rd AGM and maintains its commitment to fight against any and all immoral measures that harm the interests of the Brazilian population.

This is the manifestation of AEEL in this 63rd AGM and we request that the vote be attached to the Minutes and read in the Meeting.

Rio de Janeiro, April 27, 2022.

Name of Shareholder: **ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL**
CNPJ No. 28.015.840/0001-47
E-email : aeel@aeel.org.br

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE SIXTY-THIRD ANNUAL GENERAL MEETING HELD ON APRIL 27, 2023

ANNEX III

(Remainder of page intentionally left blank)

63rd ANNUAL GENERAL MEETING
OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS
CNPJ 00.001.180/0001-26

April 27, 2023 at 2:00 p.m.

SHAREHOLDER'S STATEMENT
CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

Mr. Chairman of the Board,

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI ("PREVI Shareholder" and/or "PREVI"), a closed supplementary pension entity, established in Praia de Botafogo No. 501, 3rd and 4th floors – Botafogo – Rio de Janeiro (RJ), registered with CNPJ/MF under No. 33.754.482/0001-24, as a shareholder holding 0.94892% of registered common shares (ON) and 0.40164% of preferred shares, totaling 0.88248% of the total capital of **CENTRAIS ELETRICAS BRASILEIRAS S.A. – ELETROBRAS** ("Company" and/or "ELETROBRAS"), a publicly-held company, registered with the CNPJ/MF under No. 00.001.180/0001-26, hereby presents the following "**Statement**", whose object is the request to amend the Company's Articles of Incorporation so that the Fiscal Council may be provided for as permanent, under the following terms:

> - "As the Fiscal Council has no provision for permanent operation in the Articles of Incorporation, Previ recommends that the Company consider and accept a proposal so that in the next call for the General Meeting the Articles of Incorporation permanently provide for the operation of the Fiscal Council. This institution understands that this body expresses the best practices involving the implementation of the ESG vectors (aspects related to the Company's environmental, social and governance factors) and the guarantee of the shareholders' right to supervise the management of the business through the independent supervisory function of the Fiscal Council, reinforced by the individual performance of its members. The existence of an Audit Committee should not be an impediment to the installation of the Fiscal Council, considering that the functions performed by each of these bodies are complementary and not exclusive. Also, as provided for in art. 163 § 7, in Law No. 6,404/76, "the attributions and powers conferred by law to the fiscal council cannot be granted to another body of the company".

In view of this, the Shareholder PREVI requires:

i. The following statement shall be recorded in the minutes:

> "As the Fiscal Council has no provision for permanent operation in the Articles of Incorporation, Previ recommends that the Company consider and accept a proposal so that in the next call for the General Meeting the Articles of Incorporation permanently provide for the operation of the Fiscal Council. This institution understands that said body expresses the best practices involving the implementation of the ESG vectors (aspects related to the Company's environmental, social and governance factors) and guarantee

the right of shareholders to supervise the management of the business through the independent supervisory function of the Fiscal Council, reinforced by the individual performance of its members. The existence of an Audit Committee should not be an impediment to the installation of the Fiscal Council, considering that the functions performed by each of these bodies are complementary and not exclusive. Also, as provided for in art. 163 § 7, in Law No. 6,404/76, "the attributions and powers conferred by law to the fiscal council cannot be granted to another body of the company".

ii. If the above **Statement** is not expressly included in the minutes of the meeting, it is the present one received by the Board and duly attached to the Minutes of this Meeting.

Certain that this Company adopts the best governance practices, it expects that the request will be accepted and included as a resolution item at the next general meeting to be convened.

Rio de Janeiro (RJ), April 27, 2023.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI
p.p. Luís Gustavo Frantz – OAB/RS 59.029 Lawyer

LUIS FRANTZ

Digitally signed by LUIS GUSTAVO FRANTZ
Date: 04.27.2023 09:35:51 a.m. -03'00'

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